March 22, 2010

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: Applied Signal Technology, Inc.
Form 10-K for the fiscal year ended October 31, 2009
Filed January 12, 2010

File No. 0-21236

Dear Mr. Spirgel:

We hereby acknowledge receipt of the comment letter from from the staff of the Securities and Exchange Commission dated March 5, 2010 (the “Comment Letter”) concerning the above-referenced periodic report filed by Applied Signal Technology, Inc. As discussed this morning by telephone conference with Mr. Joseph Cascarano, Staff Accountant, we confirm that we are preparing our response to the Comment Letter and anticipate filing our response on Friday, March 26, 2010.

Sincerely,

/s/ James Doyle__________
James Doyle
Chief Financial Officer
Applied Signal Technology, Inc.